EXHIBIT 99.1

Equity Transfer Agreement

This Equity Transfer Agreement (hereinafter referred to as the “Agreement”) is entered into on December 25, 2024, in Lishui City, Zhejiang Province, by and between:

Party A (the 'Transferor'):

USCNHK HOLDINGS LIMITED

Business Registration Certificate No.: 77467742

Party B (the 'Transferee'):

CHINA LOAN GROUP CO., LIMITED

Business Registration Certificate No.: 53810094

Recitals:

WHEREAS, USCNHK GROUP LIMITED (the “Target Company”) was duly incorporated in Hong Kong on October 17, 2008, with a registered capital of HKD 10,000;

WHEREAS, Party A owns 100% of the equity in the Target Company and desires to transfer such equity to Party B, and Party B agrees to acquire said equity;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and in accordance with the Company Law of the People’s Republic of China and the Civil Code of the People’s Republic of China, the parties agree as follows:

Article 1: Legal Status of the Parties

Party A is a legal entity duly incorporated and validly existing under the laws of its jurisdiction, with Business Registration Certificate No.: 77467742.

Party B is a legal entity duly incorporated and validly existing under the laws of its jurisdiction, with Business Registration Certificate No.: 53810094.

Article 2: Equity Transfer

Party A hereby agrees to transfer to Party B all of its equity interest in the Target Company, together with all related assets, rights, and liabilities, and Party B agrees to accept such transfer. Upon completion, Party B shall hold 100% of the equity interest in the Target Company.

As of December 25, 2024, all debts and liabilities of the Target Company have been fully settled and disclosed, and both parties acknowledge and accept this status.

Article 3: Purchase Price and Payment Terms

The total purchase price for the transfer of 100% of the equity interest in the Target Company is HKD 10,000 (in words: Ten Thousand Hong Kong Dollars).

Party B shall pay the total purchase price in a single lump sum to the account designated by Party A within 10 days of the execution and effectiveness of this Agreement.

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Article 4: Representations and Warranties of Party A

Party A represents and warrants that it has full ownership of and the legal right to transfer the equity interest in the Target Company to Party B.

Party A confirms that the transfer of equity has been duly authorized and approved by its governing body and the Target Company, in compliance with all applicable laws and regulations.

Article 5: Representations and Warranties of Party B

Party B represents and warrants that it agrees to comply with the amended Articles of Association of the Target Company.

Party B confirms that the acquisition of the Target Company’s equity has been duly authorized and approved by its governing body, in compliance with all applicable laws and regulations.

Article 6: Costs and Registration Procedures

Party A, in consultation with the Target Company, shall handle all necessary procedures for the registration of the equity transfer and obtain any required approvals from relevant authorities.

Any costs arising from the registration and related procedures for the equity transfer shall be borne by Party B.

From the date of transfer, Party B shall not seek or claim any fees or payments from Party A in connection with the operations of the Target Company.

The ownership of the transferred equity shall formally pass to Party B upon the signing of this Agreement.

Article 7: Shareholder Rights and Obligations

From the date of this Agreement, Party A shall cease to hold any shareholder rights or obligations in the Target Company.

From the date of this Agreement, Party B shall assume all shareholder rights and obligations in the Target Company. Party A shall, when necessary, cooperate with Party B in exercising such rights or fulfilling such obligations, including signing any related documents.

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Article 8: Amendment and Termination

This Agreement may be amended or terminated under the following conditions, provided both parties execute a written amendment or termination agreement:

- Performance of this Agreement is rendered impossible due to force majeure or external factors beyond the control of the parties.

- Either party loses the capacity to fulfill its obligations under this Agreement.

- A material breach by one party significantly impairs the interests of the other party.

- Both parties mutually agree, in writing, to amend or terminate the Agreement.

- Any other circumstances expressly agreed upon in this Agreement.

Article 9: Breach of Contract

In the event of a breach of any provisions of this Agreement, the breaching party shall compensate the non-breaching party for all economic losses incurred. The non-breaching party may also terminate this Agreement and claim compensation for all related damages.

If Party B fails to pay the purchase price on time, it shall pay a late payment penalty of 0.1% per day on the overdue amount. This does not affect Party A’s right to seek additional compensation for losses exceeding the penalty amount.

Article 10: Confidentiality

Both parties agree to keep confidential all trade secrets, information, and documents obtained in connection with this Agreement, except where disclosure is required by law or regulation.

This confidentiality obligation shall remain in effect regardless of whether this Agreement is executed, amended, terminated, or otherwise.

Article 11: Dispute Resolution

Any dispute arising out of or in connection with this Agreement shall first be resolved through amicable negotiation. If negotiation fails, either party may pursue resolution through the following means:

- Filing a lawsuit in the court located in the place where this Agreement was executed.

- Filing a lawsuit in the court located in Party A’s registered address.

- Filing a lawsuit in any court with jurisdiction.

Article 12: Effectiveness and Miscellaneous

This Agreement shall take effect upon the execution and affixation of seals by both parties.

Any amendments to this Agreement must be made in writing and signed by both parties.

This Agreement is executed in triplicate, with each party retaining one copy and the remaining copy submitted to relevant authorities for approval or filing. All copies shall have equal legal effect.

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This Agreement is signed on December 25, 2024, in Lishui City, Zhejiang Province.

Signatures

Party A (Seal):

Director:

Date: December 25, 2024

Party B (Seal):

Director:

Date: December 25, 2024

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